Deep Medicine Acquisition Corp.

595 Madison Avenue, 12th Floor

New York, NY 10017

VIA EDGAR

December 20, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Jenny O’Shanick and Geoffrey Kruczek

Re: Deep Medicine Acquisition Corp.

Amendment No. 5 to Registration Statement on Form S-4

Filed on December 8, 2023

File No. 333-273548

Ladies and Gentlemen:

Deep Medicine Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on December 18, 2023, regarding Amendment No. 5 to Registration Statement on Form S-4 submitted to the Commission on December 8, 2023. For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Concurrently with this response, the Company has submitted a Registration Statement on Form S-4 pursuant to the Staff’s comments (the “Registration Statement”).

Amendment No. 5 to Registration Statement on Form S-4

Proposal No. 4: The Governance Proposals, page 141

1.	We note your disclosure that “each share of Class B Common Stock shall entitle the holder thereof to ten votes on all matters submitted to a vote of the stockholders of the company,” which appears inconsistent with your disclosures elsewhere that each share of Class B Common Stock is entitled to 25 votes per share. Please revise the filing to address this apparent inconsistency.

Response: We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosure on the cover page, pages 140 and 141 of the Registration Statement, accordingly.

Exhibit 5.1 - Opinion of Ellenoff Grossman & Schole LLP, page II-5

2.	We note the statement that the opinion relates to the issuance of shares of Class A common stock of Deep Medicine Acquisition Corp. Please have counsel provide a revised opinion that states the correct file number for the registration statement.

Response: We respectfully acknowledge the Staff’s comment and advise in response that our counsel has filed its revised opinion as Exhibit 5.1 to the Registration Statement.

Exhibit 8.1 - Form of Tax Opinion of Ellenoff Grossman & Schole LLP, page II-5

3.	Please file a final tax opinion. Currently, Exhibit 8.1 is merely a “form” of opinion, is undated and has blanks.

Response: We respectfully acknowledge the Staff’s comment and advise in response that our counsel has filed its final tax opinion as Exhibit 8.1 to the Registration Statement.

Exhibit 99.5 - Consent of Stanton Park Advisors, LLC, page II-5

4.	Please have Stanton Park Advisors, LLC refile its consent that references the correct date of its opinion and the correct date of the registration statement. In this regard, refer to your disclosures that the fairness opinion is dated March 31, 2023. Please file a revised consent.

Response: We respectfully acknowledge the Staff’s comment and advise in response that the Company has filed the revised consent of Stanton Park Advisors, LLC as Exhibit 99.5 to the Registration Statement.

Exhibit Index, page II-5

5.	Please revise your exhibit index to include the loan agreement with JAK Opportunities VI, LLC.

Response: We respectfully acknowledge the Staff’s comment and advise in response that the Company revised the exhibit index to the Registration Statement accordingly.

Sincerely,

/s/ Humphrey P. Polanen
Humphrey P. Polanen, Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP